

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170248

DIVISION OF
CORPORATION FINANCE

March 17, 2017

Frances S. Chang
Pacific Gas and Electric Company
corporatesecretary@pge.com

Re: PG&E Corporation
Incoming letter dated January 27, 2017

Dear Ms. Chang:

This is in response to your letter dated January 27, 2017 concerning the shareholder proposal submitted to PG&E by Thomas Strobhar. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Thomas Strobhar
tstrobhar@garinvest.com

March 17, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated January 27, 2017

The proposal resolves to discontinue the company's charitable giving program unless a majority of the company's customers positively affirm it through a public vote.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. To date, the proponent has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1%, in market value of voting securities, for at least one year preceding and including submission of the proposal. We note, however, that PG&E failed to inform the proponent of the specific date the proposal was submitted in PG&E's request for additional information from the proponent. In this regard, Staff Legal Bulletin No. 14G (October 16, 2012) indicates the staff will not grant no-action relief to a company on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including the submission date. We note that PG&E did not provide the proponent with a notice of defect that complies with this guidance.

Accordingly, unless the proponent provides PG&E with a proof of ownership letter verifying continuous ownership for the one-year period preceding and including December 12, 2016, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if PG&E omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

There appears to be some basis for your view that PG&E may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides PG&E with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if PG&E omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that PG&E may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. We are also unable to conclude that you have demonstrated objectively that the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that PG&E may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that PG&E may exclude the proposal under rule 14a-8(i)(7). In this regard, we note that the proposal relates to the company's charitable contributions generally and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that PG&E may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.



Frances S. Chang
Chief Counsel

77 Beale Street, B30A
San Francisco, CA 94105

Mailing Address:
P.O. Box 7442
San Francisco, CA 94120

415.973.3306
Fax: 415.973.5520
Email: frances.chang@pge.com

January 27, 2017

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PG&E Corporation
Notice of Intent to Omit from the 2017 Proxy Materials a Shareholder Proposal From Thomas Strobhar pursuant to Rule 14a-8 of the Exchange Act

Ladies and Gentlemen:

PG&E Corporation, a California corporation, submits this letter under Rule 14a-8 (j) of the Securities Exchange Act of 1934, as amended (the Exchange Act), to notify the U.S. Securities and Exchange Commission (the Commission) of PG&E Corporation's intent to exclude a shareholder's proposal (with the supporting statement, the Proposal) from the proxy materials for PG&E Corporation's 2017 Annual Meeting of Shareholders (the 2017 Proxy Materials) pursuant to the following bases for exclusion under Rule 14a-8:

- Rule14a-8(f) because the Proponent has not provided the necessary proof that he has continuously held the required number of shares of PG&E Corporation common stock for one year prior to submission of the Proposal;

- Rule 14a-8(i)(3) because the Proposal is vague and misleading, in contravention of Rule 14a-9;

- Rule 14a-8(i)(1) because the Proposal is improper under state law; and

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to PG&E Corporation's ordinary business operations.

In addition, various statements in the Proposal are, themselves, false and misleading. If Staff does not agree that the Proposal may be excluded in its entirety, then PG&E Corporation believes that certain statements should be amended or deleted as proposed herein, to be consistent with the requirements of Rule 14a-8(i)(3).

The Proposal was submitted by Mr. Thomas Strobhar (the Proponent) on December 12, 2016. PG&E Corporation asks that the staff of the Division of Corporation Finance of the Commission (the Staff) confirm that it will not recommend to the Commission that any enforcement action be taken if PG&E Corporation excludes the Proposal from its 2017 Proxy Materials as described below.

In accordance with Rule 14a-8(j), a copy of this letter and its attachments are being provided to the Proponent.[1] The letter informs the Proponent of PG&E Corporation's intention to omit the Proposal from its 2017 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before PG&E Corporation intends to file its definitive 2017 Proxy Materials with the Commission.

I. BACKGROUND

A. The Submission and Related Correspondence

On December 12, 2016, PG&E Corporation received an e-mail message from the Proponent, transmitting the Proposal. The Proposal itself is dated as December 11, 2012, notwithstanding the fact that it was submitted to PG&E Corporation four years and one day after that date. The Proposal's resolution reads as follows:

> Resolved, to discontinue the charitable giving program unless a majority of our customers positively affirm it through a public vote.

No other statements explain the terms of the Resolved clause. However, various "whereas" clauses make the following statements:

- Charitable contributions are made possible largely by utility bills paid by customers.
- Many customers struggle to pay their bills.
- PG&E distributes over $20 million per year to charities, many of which are not recognizable to customers.
- In the past PG&E has given funds to LGBT groups to fund film festivals that some might find objectionable and, further, has given tens of thousands of dollars to the Center for American Progress. Also, PG&E might give funds to Planned Parenthood (which performs abortions) and the Human Rights Campaign (which often does not speak favorably about people who oppose same-sex marriage).
- Less controversial contributions have gone to the International Bird Rescue Research Center and the Marin Boating Council.

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[1] Because this request is being submitted electronically, PG&E Corporation is not submitting six copies of the request, as otherwise specified in Rule 14a-8(j).

- Customers are never asked if they would like a lower utility bill or have a portion of their remittance given to charities chosen by PG&E.

The Proponent also indicated that he owned 65 shares of PG&E Corporation common stock for at least a year, but did not provide proof of ownership. Because the Proponent is not a registered shareholder, PG&E Corporation was not able to independently confirm the Proponent's holdings.

On December 12, 2016, shortly after receiving the Proposal, PG&E Corporation sent an e-mail to the Proponent, confirming receipt of the Proponent's submission.

On December 14, 2016, PG&E Corporation sent a letter to the Proponent via e-mail that, in relevant part:

- acknowledged receipt on December 12, 2016 of the Proposal;

- explained that, to be eligible to submit a Rule 14a-8 proposal, the Proponent must have continuously held at least $2,000 in market value, or 1%, of the securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted;

- explained that if the Proponent is not a registered shareholder, then one method by which the shareholder may prove eligibility is by submitting to the company a written statement from the "record" holder of the securities verifying that, at the time the proposal was submitted, the shareholder continuously held the required securities for at least one year;

- notified the Proponent that he had failed to satisfy these eligibility requirements and provide the required proof of ownership; and

- notified the Proponent that, to rectify this failure, the Corporation had to receive the required confirmation of ownership within 14 calendar days of the Proponent's receipt of PG&E Corporation's letter.

On December 22, 2016, PG&E Corporation received an e-mail from Clinton Stiger, Compliance Associate, transmitting a letter from the Proponent's broker, G.A. Reppel & Company, dated December 22, 2016, confirming that the Proponent held PG&E Corporation securities with a market value of at least $2,000 for at least one year by **December 11, 2012**, which is four years and one day earlier than the date the Proposal was submitted.

A copy of the Proposal and all related correspondence is included in Exhibit A.

B. Utility Business and Regulatory Oversight

PG&E Corporation is an energy holding company, which itself does not have "customers." However, PG&E Corporation's primary subsidiary, Pacific Gas and Electric Company (the Utility), is a public utility operating in Northern and Central California. The Utility provides electricity and natural gas distribution; electric generation, procurement, and transmission; and natural gas procurement, transportation, and storage services to approximately 5.3 million electric distribution customers and approximately 4.4 million natural gas distribution customers.[2]

As a public utility, the Utility's activities, including the setting of rates for utility service to utility customers, are subject to direct and continuing regulation by the California Public Utilities Commission (CPUC), whose requirements are reflected in a network of laws, regulations, orders, and administrative decisions, as well as ongoing regulatory supervision and oversight from the CPUC and CPUC staff. The CPUC's scope of jurisdiction is broad: it regulates the rates, terms, and conditions of the Utility's services, including the fees that the Utility charges to customers, standards for the Utility's responsiveness to customer inquiries, Utility standards for safeguarding the confidentiality of customer data, and certain communications provided to customers.

C. Charitable Giving Program

As discussed more fully below in section II.D.2, the mission of PG&E Corporation's charitable giving program is to support PG&E Corporation's and the Utility's (together, "PG&E") overall vision and values by making contributions and taking actions that address the needs of the communities served by PG&E Corporation and the Utility, building community and civic partnerships, enhancing employee engagement, and furthering local presence. The charitable giving program is developed with input from a variety of internal sources, taking into account compliance with legal and internal policy requirements, and with a goal of meeting numerous business needs from various parts of PG&E. A rigorous and detailed system of governance incorporates review and input from multiple organizations, as well as oversight from the PG&E Corporation and Utility Boards of Directors, senior officers, and staff members responsible for the day-to-day implementation and administration of the charitable giving program.

PG&E Corporation's charitable giving program is funded entirely by shareholders and has no impact on Utility customers' electric or natural gas rates. PG&E's charitable contributions are not regulated by the California Public Utilities Commission.[3]

II. BASES FOR EXCLUSION

A. Rule 14a-8(f)

Rule 14a-8(b)(1) in relevant part requires that, to be eligible to submit a Rule 14a-8 proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted (emphasis added). Rule 14a-8(b)(2) further provides that, if the shareholder is not a registered shareholder then one method by which the shareholder may prove eligibility is by submitting to the company a written statement from the "record" holder of the securities verifying that, at the time the proposal was submitted, the shareholder continuously held the required securities for at least one year (emphasis added).

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[2] See the Utility's Annual Report on Form 10-K for the fiscal year ended Dec. 31, 2015.

[3] *See* CPUC D.09-06-052, pp. 5-6 and D.08-07-046, pp. 73-74.

Rule 14-8(f) requires that, in order for an issuer to exclude a proposal based on a proponent's failure to satisfy the above requirements, within fourteen days of receiving the proposal, the issuer must notify the shareholder proponent of the failure, including how to rectify the defect and the deadline for the shareholder's response.

As noted above in Section I.A, the Proponent is not a registered owner of PG&E Corporation's common stock and did not include the required proof of ownership and eligibility with his original December 12, 2016 submission.[4] Two days later (on December 14, 2016), PG&E Corporation sent the Proponent an e-mail message and attachment, notifying Proponent of the defect, explaining what was required to correct the defect, and specifying that a response was required within 14 days of the Proponent's receipt of the message.

The Proponent's broker submitted a response within the 14-day deadline, but the response failed to demonstrate that the Proponent continuously held the required shares for at least one year prior to submission of the Proposal, including the date of submission. Specifically, PG&E Corporation's attachment dated December 14, 2016 acknowledged receipt on December 12, 2016 of the Proposal submitted by the Proponent for consideration at PG&E Corporation's 2017 annual meeting. Further, the attachment advised the Proponent to provide proof of ownership of at least $2,000 in market value, or 1%, of PG&E Corporation's securities entitled to be voted on the Proposal for at least one year by the date the proposal is submitted, which was December 12, 2016.

Under Section C of SLB 14G (CF) (Oct. 16, 2012), a proof of ownership letter must verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted under Rule 14a-8(b)(1). Because the Proponent's broker confirmed the Proponent held PG&E Corporation securities with a market value of at least $2,000 for at least one year by **December 11, 2012**, which is four years and one day earlier than the date the Proposal was submitted, the Proponent did not satisfactorily provide the proof of ownership of the requisite securities for the one-year period preceding and including December 12, 2016. Therefore, the Proponent has failed to demonstrate his eligibility to submit a Rule 14a-8 proposal, and PG&E Corporation may exclude the Proposal from its 2017 Proxy Materials. See *General Electric Co.* (Jan. 6, 2016) (exclusion permitted under Rule 14a-8(f) where the proponent's broker submitted a letter dated November 18, 2015 stating the proponent held 200 shares of GE on March 19, 2001 but did not state such shares were held continuously for the required one-year period prior to and including the date the proposal was submitted).

Further Section C.6.c. of SLB 14 (CF) (July 13, 2001) states shareholders cannot remedy certain eligibility or procedural defects such as "the shareholder indicated that he or she had owned securities entitled to be voted on the proposal for a period of less than one year before submitting the proposal." As noted, the Proponent's broker's letter indicates the Proponent held PG&E Corporation's securities for "at least one year by December 11, 2012." The required period of continuous ownership is from December 12, 2015 to December 12, 2016, inclusive of both dates. Based on the Proponent's broker's letter, the ownership period was at least one year by December 11, 2012. However, because the Proponent's ownership period occurred

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[4] We note that Staff confirmed in Staff Legal Bulletin 14G (October 16, 2012) that the "submission date" for these purposes is the date that a proposal is electronically submitted.

before December 12, 2015, the Proponent has indicated that he has owned PG&E securities entitled to be voted on the proposal for a period of less than one year before submitting the proposal.

We also note that, if a proponent responds to a notice of an eligibility or procedural defect in a way that fails to cure the defect, a company is under no obligation to provide further notice or give an additional opportunity to cure the defect. For example, Section C.6. of SLB 14 states that a company may exclude a proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) if "the shareholder timely responds but does not cure the eligibility or procedural defect(s)." *See, e.g.* Alcoa Inc. (Feb. 18, 2009) (permitting exclusion of a proposal when a proponent's timely response to a deficiency notice did not sufficiently establish ownership, and the company did not send a second notice).

B. Rule 14a-8(i)(3) and Rule 14a-9

Under Rule 14a-8(i)(3), a company may exclude all or portions of a proposal and supporting statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules. By extension, this includes portions of proposals or supporting statements that are impermissibly false or misleading pursuant to SEC Rule 14a-9. Staff Legal Bulletin No. 14B (Sep. 15, 2004) clarifies the Staff's views on the application of Rule 14a-8(i)(3) and Rule 14a-9, and specifically states that exclusion of all or a portion of a supporting statement may be appropriate where (a) a company demonstrates objectively that a factual statement is materially false or misleading or (b) substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.

1. The Proposal may be excluded because it is impermissibly vague and misleading.

Staff No-Action Letters (NALs) have indicated that a proposal may be excluded if it so vague and indefinite that it would be difficult for shareholders to know what they are voting on. *See, e.g., Woodward Governor Company* (avail. Nov. 26, 2003) (proposal requesting a policy for "compensation" for the "executives in the upper management (that being plant managers to board members)" based on stock growth); *General Electric Company* (avail. Feb. 5, 2003) (proposal requesting board "to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees"); *Proctor & Gamble Co.* (avail. Oct. 25, 2002) (proposal requesting that board create a fund that would provide lawyers, clerical help, witness protection and records protection for victims of retaliation, intimidation and troubles because they are stockholders of publicly owned companies).

Staff Legal Bulletin No. 14B clarifies the Staff's views on the application of Rule 14a-8(i)(3), and specifically states that exclusion of all or a portion of a statement may be appropriate where the "resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

Here, the scope of the Proposal of the specific request, as set forth in the Resolved clause, is impermissibly vague.

First, the term "customer" is not defined. As noted above, PG&E Corporation, itself, is a holding company and does not have "customers," but PG&E Corporation assumes that the Proponent seeks a vote from customers of the Utility, given the Proposal's references to ratepayer funds. However, it is still unclear how "Utility customers" would be defined. On the one hand, "customers" is most easily defined as only those parties who are named on a Utility service account, such as owners of single-family homes, companies, or residential and commercial landlords who pay their tenants' utility fees directly. However, other customers may also effectively receive and pay for utility services indirectly, through the named account holder, and such parties' interests would not be represented if "customer" were read to merely include account holders.

More importantly, the term "public vote" is not defined, and there is no accepted practice or convention for holding a "public vote" of utility customers. For example, it is unclear what elements of the voting process must be "public." Would the vote be held at a public meeting? Would each individual customer's vote be "publicly" known? Must the results be made "public"? The answers to these questions are required in order to enable PG&E Corporation and the Utility to determine the nature and structure of an appropriate framework and process to implement the Proponent's requested action, and ensure a safe and fair voting system.

By contrast, the concept of shareholder "voting" is well established and has many elements. Numerous laws, regulations, contractual arrangements, standards, and practices help ensure fairness through process and disclosure. Requirements, policies, and common practices apply to, among other things (1) who is eligible to vote, including consideration of whether the shareholder is an individual or a legal entity, and whether the voting right is held by the registered owner or the beneficial owner, and the date upon which one determines voting eligibility, (2) how votes are submitted, including regulations covering voting by proxy, (3) the process for explaining the nature of the matter being voted upon, including consequences of affirmative and negative votes and abstentions, (4) how votes are gathered and counted, including whether the vote occurs at a meeting, the forms of ballots or voting instructions, and whether votes may be gathered electronically, (5) the level of confidentiality afforded to specific voting decisions, (6) public accessibility of meetings at which such votes are tallied, and (7) disclosures regarding the voting results.

Without such details, the Proposal's request is so vague and indefinite that shareholders voting on the Proposal, and PG&E Corporation in implementing the Proposal, will be unable to determine with any reasonable certainty the population from which the Proposal is requesting input, and the nature of actions or measures required to solicit, validate, tally, and disclose the requested "public vote" of PG&E's "customers."

2. Portions of the Proposal may be excluded because they are false.

Under Rule 14a-8(i)(3), a company may exclude all or portions of a proposal and supporting statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules. By extension, this includes portions of proposals or supporting statements that are impermissibly false or misleading pursuant to Rule 14a-9. As previously noted, Staff Legal Bulletin No. 14B clarifies the Staff's views on the application of Rule 14a-8(i)(3) and Rule 14a-9, and specifically states that exclusion of all or a portion of a supporting statement may be appropriate where (a) a company demonstrates objectively that a factual statement is materially false or misleading or (b) substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.

Even if Staff determines that the Proposal as a whole cannot be excluded due to its vagueness, certain portions of the Supporting Statement are false and should be amended as proposed below.

- *"Whereas, charitable contributions are made possible largely by the utility bills our customers pay to keep their homes and business safe and comfortable. Our service alone is a great benefit to millions of people."*

  As noted above in section I.C, charitable contributions are funded by shareholder dollars. None of the funding comes from rates paid by customers; the first sentence of this whereas clause is false. Furthermore, the sentence is misleading, as the apparent justification for seeking customer approval of the charitable giving program is that a portion of customer bill payments are being given to charitable entities. The clause should be deleted or, in the alternative, edited as follows:

  > Whereas, ~~charitable contributions are made possible largely by~~ the utility bills our customers pay ~~to~~ keep their homes and business safe and comfortable. Our service alone is a great benefit to millions of people.

- *"Whereas, we have never asked our customers if they would like a lower utility bill or have a portion of their remittance given to charities chosen by PG&E"*

  This clause implies that a reduction in charitable giving would directly translate into reduced utility rates. As previously noted, charitable contributions are NOT funded by customers and have no impact on rates. Therefore, the implied connection does not exist, i.e., a reduction in charitable giving would not directly result in lower utility rates to customers, and is misleading.

  The entire whereas clause should be deleted or, in the alternative, edited as follows:

  > Whereas, we have never asked our customers if they would like ~~a lower utility bill or have a portion of their remittance given~~ to have charities chosen by PG&E.

C. Rule 14a-8(i)(1)

PG&E Corporation may exclude the Proposal under Rule 14a-8(i)(1) because it mandates board action in violation of state law, as opposed to requesting or recommending an action. As previously noted, PG&E Corporation is a California corporation. Under the California Corporations Code, the power to manage the affairs of the corporation lies with the board of directors, not the shareholders. Cal. Corp. Code § 300(a) (Deerings 2009).

Under Rule 14a-8(i)(1) of the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement if the proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The note to Rule 14a-8(i)(1) states that proposals cast as recommendations or requests are typically proper under state law, but that mandatory proposals that would be binding on a company if approved by shareholders may not be considered proper under state law. In several instances, Staff has found shareholder proposals excludable where the proposal used mandatory language that required an issuer to take action in a manner inconsistent with California state law.[5]

The Proposal mandates that PG&E Corporation suspend its charitable giving program unless approved by customers. If adopted, the Proposal would force PG&E Corporation to take certain actions. The binding nature of the Proposal would thus require PG&E Corporation's board of directors to perform in a manner inconsistent with Section 300(a) of the California Corporation Code, which vests the power to manage the affairs of the corporation with the board of directors, not the shareholders. Therefore, the Proposal may be excluded under Rule 14a-8(i)(1), consistent with prior positions taken in NALs.

D. Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7) of the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission explained that the general underlying policy of the ordinary business exclusion is to "confine the resolution of ordinary business problems to management and the board of directors since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission went on to say that the ordinary business exclusion rests on "two central considerations:"

> The first [consideration] relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce such as hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed

[5] *See, e.g. PG&E Corporation* (avail. March 7, 2008); *Farmer Bros. Co.* (avail. Nov. 28, 2003).

> judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks specific time-frames or methods for implementing complex policies.

As described more fully below, PG&E Corporation believes that the Proposal satisfies all considerations of this "ordinary business" exclusion.

1. Customer Relations

PG&E Corporation interprets the Proposal to specifically require the Utility to communicate with customers and seek customer input regarding specified matters, and therefore the Proposal relates to "customer relations."

Customers are a primary focus for PG&E and, as such, customer relationships and matters related to customer relationships are matters of ordinary business for PG&E Corporation. For instance, PG&E Corporation's 2016 Corporate Sustainability Report states:

> [PG&E Corporation's] ultimate measure of success is being a company that our customers trust, like and want to do business with and that can serve as a model for others in our industry, and beyond.

Each day, in order to achieve PG&E's ordinary business goal of providing safe, reliable, and clean energy to customers, PG&E engages with customers in many ways, including establishing or adjusting customer accounts, generating customer billing statements, requesting and accepting payment, communicating key business information, advertising certain services to customers, assisting customers who have special needs, addressing customer concerns and complaints, and generally reaching out to, and assisting in, the communities in which our customers live.

Further, many different groups within PG&E play a role in the ordinary business aspects of customer relations. For example, the Utility has established a Customer Care organization, which is led by a Senior Vice President and Chief Customer Officer. The Chief Customer Officer's responsibilities include (1) oversight of the operational interface between customers and the Utility, including billing and meter reading, (2) oversight for communications with customers regarding their utility services, including processing and investigation of customer complaints, and (3) Utility efforts to assist customers in managing their energy usage and energy costs. These energy management efforts include energy efficiency programs that reduce energy usage, as well as demand response programs that allow customers to reduce costs and help increase system reliability by shifting energy usage to times of day when demand and rates are lower than during times of the day when usage is at its peak, and net-energy metering programs for customers who install rooftop solar generation. PG&E also assists customers who purchase electric vehicles with selecting an appropriate rate. Other ordinary business aspects impacting customer service, such as advertising, brand and reputational issues, and community investments, are overseen by other departments at PG&E Corporation or the Utility.

Because the Utility business is regulated, there are various statutory, regulatory, and administrative requirements that affect customer relations. The level of legal and regulatory oversight ranges from broad policies to detailed performance standards. For example, statutory provisions broadly prohibit the Utility from subjecting any person or corporation – including customers – to any prejudice or disadvantage, including with respect to rates, charges, services, facilities, or in any other respect. On the other hand, the CPUC imposes specific service performance metrics upon the Utility, including, for example, the current requirement that 80 percent of all customer calls must be answered within 20 seconds. Other electric and gas rules and CPUC decisions and guidance describe how the Utility may represent itself when dealing with customers, and what actions it must take to safeguard the privacy of customer information. A separate office of the CPUC must review and approve all billing inserts that communicate information about rates and other elements of service to customers. The CPUC also regulates the manner in which energy usage information is conveyed from the customer to the Utility and the rules that allow PG&E to convey this information to third parties.

With respect to Rule 14a-8(i)(7), in the past, the Staff has agreed that companies may exclude proposals that deal with the subject matter of customer relations. For example, in an NAL issued to the Ford Motor Company, the Staff concurred with exclusion of a proposal requesting removal of dealers that, among other things, showed poor customer service. (*See Ford Motor Company* (avail. Feb. 13, 2013). Staff specifically noted that the proposal was excludable pursuant to Rule 14a-8(i)(7), "as relating to ordinary business operations," and that "[p]roposals concerning customer relations are generally excludable under rule 14a-8(i)(7)." This same position is reflected in numerous other NALs.[6]

PG&E Corporation believes the Proposal's request falls within the definition of "customer relations." Staff NALs support PG&E Corporation's position that "customer relations" is broadly defined; there is a wide variety of situations that the Staff has categorized as "customer relations," including establishing annual customer meetings,[7] handling of customer complaints,[8] measuring customer satisfaction,[9] handling of customer data and account information,[10] quality control over advertisements,[11] conduct of employees entering customer premises,[12] developing trust in the company brand;[13] creating a customer bill of rights and an official customer advocate position,[14] selection of who to accept as customers and what types of services to offer those individuals,[15] customer rebates,[16] and handling of account information provided to customers.[17]

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[6] *See, e.g., Wells Fargo & Co.* (avail. Feb. 12, 2013); *Prudential Financial, Inc.* (avail. Jan. 10, 2013); *Marriott International, Inc.* (avail. Mar. 16, 2011); and *Bank of America Corporation* (avail. Feb 24, 2010).

[7] *Wal-Mart Stores, Inc.* (avail. Mar. 27, 2001).

[8] *WorldCom, Inc.* (avail. Apr. 4, 2002); *Deere & Company* (avail. Nov. 30, 2000); and *U S West, Inc.* (avail. Feb. 18, 1998)

[9] *OfficeMax, Inc.* (avail. Apr. 17, 2000).

[10] *BellSouth Corporation* (avail. Jan. 9, 2003).

[11] *Verizon Communications, Inc.* (avail. Jan. 9, 2003).

[12] *Consolidated Edison, Inc.,* (avail. Mar. 10, 2003).

[13] *Marriott International, Inc.* (avail. Mar. 16, 2011); and *Dean Foods Company* (avail. Mar. 9, 2007).

[14] *Bank of America Corporation* (avail. Mar. 3, 2005).

[15] W*ells Fargo & Company* (avail. Feb. 12, 2013); *Bank of America Corporation* (avail. Jan. 6, 2010); and *Cash America International, Inc.* (avail. Mar. 5, 2007).

[16] *OfficeMax Incorporated* (avail. Feb. 13, 2006).

The Proposal's requested outreach for customer input on P&GE Corporation's charitable giving program will require consideration of how such an outreach effort fits into the other customer relationship activities and requirements applicable to the Utility, ranging from basic interaction with customers in terms of billing, service etc.; the structure and function of internal systems such as the Customer Care organization and the role of the Chief Customer Officer; and regulatory oversight of customer relations. The Utility would need to consider how any request for customer input on charitable giving would be integrated with existing programs, policies, and procedures regarding customer communications and bills and bill inserts, customer call centers, energy response procedures, and extensive existing community outreach programs, as well as with activities taken in related areas such as advertising, branding, and community relations. For instance, if a customer were to call with questions about voting on the charitable giving program, PG&E would have to formulate a response that is consistent with PG&E's policies and with the CPUC's regulation of the Utility. Also, as noted in detail above, there are numerous regulations that affect the content, presentation, and manner of delivery of communications with customers, including, for example, requirements regarding the privacy of customer information.

It is impracticable for shareholders to consider all the facts and parts of PG&E Corporation that constitute ordinary business matters regarding customer relations and the decisions regarding whether and how to seek customer input on the charitable giving program. The Staff can see that "customer relations" in the context of PG&E Corporation's business is a broad and complex area. The Proposal probes too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment, such as the nature of communications with, and gathering of information from, Utility customers. Thus, the Proposal seeks to micro-manage PG&E Corporation and also should be excluded on that basis.

As noted above, how PG&E Corporation and the Utility might elect to handle customer input on charitable giving is something that PG&E management is best able to evaluate and consider, in consultation with affected departments within PG&E, and consistent with PG&E Corporation's and the Utility's overall approach to handling and processing customer relations. The handling and processing of customer input involves day-to-day matters that should be left to management and should not be subject to shareholder oversight, and the Proposal also should be excluded on this basis.

2. Charitable contributions.

The Proposal pertains to PG&E Corporation's charitable contributions and, when read with the supporting statement, is targeted towards specific types of charitable entities. Specifically, the Proposal's supporting statement cites donations to several types of charitable entities as cause for concern, and in support of the Proposal. Named organizations and types of entities include "LGBT groups," the Center for American Progress, and Planned Parenthood (on the basis of it providing abortions).

With respect to Rule 14a-8(i)(7), in the past, the Staff NALs have for years taken a position that shareholder proposals that relate to <u>charitable contributions to specific entities</u> may be excluded

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[17] *Prudential Financial, Inc.* (avail. Jan. 10, 2013).

pursuant to Rule 14a-8(i)(7).[18] The Staff's analysis considers both the language in the proposed action, as well as the purpose of the resolution as evidenced by language in the supporting statement, and Staff NALs have agreed with the exclusion of facially neutral proposals where the supporting statement focused on contributions to specific entities.[19]

For example, in a NAL issued to Home Depot, the Staff concurred with exclusion of a proposal requesting that Home Depot list the recipients of corporate charitable contributions or merchandise vouchers of $5,000 or more on the company website. *See The Home Depot*, Inc. (avail. Mar. 18, 2011). While the language in the proposal itself was facially neutral, the supporting statement targeted a single issue, *i.e.*, the gay, lesbian, bisexual, and transgender community and organizations associated with it.

Here, the Proposal also is facially neutral in that the Resolved clause requests a customer vote upon the "charitable giving program." However, the supporting Whereas clauses call into question "controversial" charities such as organizations associated with LGBT groups, the Center for American Progress (which the Proponent describes as a "liberal think tank"), Planned Parenthood (which the Proponent claims "does over 300,000 abortions a year"), or the Human Rights Campaign (which the Proponent claims often characterizes people who oppose same-sex marriage as "haters and bigots").

Given the focus upon specific entities, the Proposal may be excluded, consistent with previous Staff decisions.

Further, the Proposal improperly attempts to micro-manage PG&E Corporation. As previously noted, the mission of PG&E Corporation's charitable giving program is to support PG&E Corporation's overall vision and values by making contributions and taking actions that address the needs of the communities it serves, building community and civic partnerships, enhancing employee engagement, and furthering local presence. As part of that effort, PG&E Corporation provides grants that support 501(c)(3) nonprofit organizations, schools, and local governments

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[18] *See, e.g., PG&E Corporation* (avail. Feb. 4, 2015) (proposal to form a committee to solicit feedback on the effect of anti-traditional family political and charitable contributions); *The Walt Disney Company* (avail. Oct. 21, 2014) (proposal to preserve policy of acknowledging the Boy Scouts of America as a charitable organization to receive matching contributions under Disney's "Ears to You" program); *Lucent Technologies, Inc.* (avail. Nov. 18, 2002) (proposal to "adopt a policy which affirms that the corporation will not sponsor or contribute to non-profit organizations which violate their industry's code of ethics, and in accord with this policy, the Board should discontinue any support, direct or indirect, for National Public radio."); *Corning Incorporated* (avail. Feb. 2, 2000) (proposal recommending that Corning refrain from giving charitable contributions to organizations that perform abortions).

[19] *See, e.g., The Home Depot, Inc.* (avail. Mar. 28, 2011) (facially neutral proposal to list on the company website certain recipients of charitable contributions or merchandise vouchers; supporting statement focused on the company's relationship with LGBT groups, related events, or same-sex marriage); *Wells Fargo & Company* (avail. Feb. 12, 2007) (facially neutral proposal to list and post on the company website all charitable organizations that are recipients of company donations; supporting statement targets organizations associated with abortions and LGBT issues).

across Northern and Central California every year. PG&E Corporation's charitable giving programs specifically focus on the following four areas that are key to vigorous community health: education, economic and community vitality, the environment, and emergency preparedness. In 2016, PG&E Corporation provided more than 1,600 grants in these areas, with a special focus on supporting underserved communities.

PG&E Corporation's charitable giving program incorporates many different types of activities, including cash contributions from directors, officers, employees, and retirees; corporate sponsorships; and various categories of in-kind donations, including volunteer hours, facility rental, and donations of vehicles, surplus equipment, and tools. PG&E Corporation's charitable giving program also coordinates with and considers contributions made by The PG&E Corporation Foundation, which is an independent entity that is funded by PG&E Corporation shareholders and which also makes grants to individuals and organizations that support education, the environment, emergency preparedness, and economic needs. Grants provided by The PG&E Corporation Foundation historically have supported underserved populations in Northern and Central California.

Development of PG&E Corporation's charitable giving program reflects many points of view and considers many types of potential impacts and benefits. For example, the program is designed to (1) specifically focus on four areas that are designed to support customers' communities, (2) align with strategic business objectives, (3) enhance employee engagement, retention, and employee development,[20] (4) support marketing and public relations activities and create opportunities for PG&E Corporation to engage with the community;[21] and (5) support diversity and inclusion programs. Further, corporate charitable activities are increasingly under scrutiny by institutional investors who are interested both in specific types of recipients, as well as the size and general nature of a company's charitable giving program.

PG&E Corporation and the Utility also already have a robust and detailed system of internal governance that helps ensure that charitable giving programs are consistent with corporate business lines and goals and internal policies, and are subject to appropriate oversight. At PG&E Corporation, the Compliance and Public Policy Committee of the PG&E Corporation Board of Directors reviews and approves the overall charitable contributions budget, and approves individual contributions that exceed $1 million. Authority to approve other contributions is delegated to the PG&E Corporation Chief Executive Officer, who may further delegate approval authority to other officers, employees, or representatives. These delegations help maintain control over the disbursement process and ensure conformance with objectives and requirements. Similar governance processes exist at The PG&E Corporation Foundation, which has a Board of Directors that must approve the budget, and also has requirements regarding who may approve individual contributions.

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[20] Skills-based volunteerism (such as serving on charitable boards, providing advice and professional services, etc.) not only allows employees to donate needed services to charitable organizations, but also can be deployed by a company as a strategic tool for talent development

[21] PG&E Corporation research has shown that customers who are familiar with community engagement efforts have overall favorability scores for the company that are twice as high as those customers who are unfamiliar with these efforts.

In order to maximize the charitable giving program's alignment with PG&E Corporation's priorities, PG&E has established a matrixed process for reviewing and approving proposed contributions and programs, which involves coordinating input from twenty-seven management-level committees, each with a particular geographic, operational, or community focus. The committees include representatives from organizations responsible for the various operational lines of business, as well as for customer relations, government and community relations, corporate relations, emergency response, safety operations, and environmental policy, among others. This holistic, multi-disciplinary approach enables PG&E Corporation to craft a corporate-wide charitable giving program that meets PG&E Corporation's strategic business needs.

The charitable giving program is managed by a Community Relations Department, overseen by a Senior Vice President, a Vice President, and a Senior Director, who supervise a staff of approximately twenty employees. Together, this organization helps coordinate development of PG&E Corporation's overall charitable giving program strategy, assists in implementing that strategy, and on a day-to-day basis engages in the detailed work required to review, validate, and approve individual contribution requests to ensure consistency with strategic goals and internal guidelines. The Community Relations department also ensures compliance with the myriad and detailed legal requirements relating to registration, reporting, accounting, taxation, political gift laws, auditing requirements, and regulations from the U.S. Department of Treasury's Office of Foreign Assets Control (relating to transactions with suspected terrorist organizations and individuals).

Given the complexity of business and legal issues and policies that are considered in developing PG&E Corporation's charitable giving program, and the rigorous requirements to administer the development and implementation of the program, PG&E Corporation and its Community Relations department—not shareholders—should handle charitable giving, including assessing the extent of any customer input on charitable giving. The complexity of the development, implementation, and administration of PG&E Corporation's charitable giving program makes it difficult for customers or shareholders to have sufficient knowledge or expertise to make an informed decision regarding the Proposal, and whether or how to seek customer input regarding the charitable giving program.

The Staff can see that "charitable giving" in the context of PG&E Corporation's business is very complex. Given the above, the Proposal's request to seek customer approval of the charitable giving program probes too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment, such as the nature of communications with, and gathering of information from, Utility customers. Thus, the Proposal micro-manages PG&E Corporation and should be excluded.

3. Proposal does not Focus on a "Significant Social Policy Issue."

Although the Proposal's "resolution" does not mention specific policy issues, the supporting statement focusses on LGBT issues and same-sex marriage, as well as abortions. Historically, the Staff has permitted exclusion of proposals where the underlying social policy issues involved same-sex marriage and/or sexual orientation[22] or abortion.[23] Further, even if the Staff were to determine that the Proposal focuses on a "significant social policy issue," the Proposal still would be excludable because it otherwise probes too deeply into matters of a complex nature, and seeks to micro-manage the company. See discussion above in section II.D.1-2. In the past, the Staff has agreed that companies may exclude proposals that focus on a significant social policy issue but nevertheless intruded too deeply into aspects of the company's day-to-day management.[24]

In summary, the Proposal attempts to inappropriately place difficult operational decisions in the hands of shareholders. In other words, the Proposal concerns day-to-day matters that should be reserved for management, and shareholders cannot, as a practical matter, oversee such matters effectively. The Proposal's details also probe too deeply into matters of a complex nature upon which shareholders, as a group, are not sufficiently informed for a shareholder vote. For these reasons, PG&E Corporation believes that the Proposal's request to obtain customer input regarding the charitable contributions program pertains to ordinary business matters relating to customer relations and charitable giving, and attempts to micro-manage the company. Further, PG&E Corporation does not believe that the Proposal sufficiently focuses on a significant social policy issue as defined by the Staff.

PG&E Corporation believes the Proposal may be omitted from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) and that this position is supported by the Staff's prior decisions, as reflected in the above-cited NALs.

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[22] *See, e.g., PG&E Corporation* (avail. Feb. 4, 2015) (proposal to form a committee to solicit feedback on the effect of anti-traditional family political and charitable contributions); *The Home Depot, Inc.* (avail. Mar. 28, 2011) (facially neutral proposal to list on the company website certain recipients of charitable contributions or merchandise vouchers; supporting statement focused on the company's relationship with LGBT groups, related events, or same-sex marriage); *PG&E Corporation* (avail. Feb. 23, 2011) (proposal that PG&E Corporation "remain neutral in any activity relating to the definition of marriage").

[23] *See, e.g., Corning Incorporated* (avail. Feb. 2, 2000) (proposal recommending that Corning refrain from giving charitable contributions to organizations that perform abortion); *Wells Fargo & Company* (avail. Feb. 12, 2007) (proposal to list and post on the company website all charitable organizations that are recipients of company donations; supporting statement targets organizations associated with abortions and LGBT issues).

[24] *See, e.g., PetsSmart, Inc.* (avail. Mar. 24, 2011) (proposal requested that supplier certify that they had not violated certain acts or laws relating to animal cruelty, and Staff permitted exclusion because, although the human treatment of animals is a significant social policy issue, Staff noted that the scope of the laws covered by the proposal is fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as recordkeeping) and *JP Morgan Chase & Co.* (avail. Mar. 12, 2010) (proposal requested policy barring future financing of companies engaged in a particular practice that impacted the environment, and Staff permitted exclusion because the proposal addressed matters beyond the environmental impact of JPMorgan Chase's project finance decisions).

III. CONCLUSION

As discussed above, we believe, and it is my opinion as an attorney registered with the California State Bar, that the Proposal is excludable from PG&E Corporation's 2017 Proxy Materials under Rule 14a-8(i)(1). PG&E Corporation also believes that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(f), Rule 14a-8(i)(3), and Rule 14a-8(i) (7).

By this letter, I request confirmation that the Staff will not recommend enforcement action to the Commission if PG&E Corporation excludes the Proposal from its 2017 Proxy Materials in reliance on the aforementioned rules.

We would appreciate a response from the Staff by March 29, 2016, to provide PG&E Corporation with sufficient time to finalize and print its 2017 Proxy Materials.

Consistent with Staff Legal Bulletin No. 14F (October 18, 2011), I would appreciate if the Staff would send a copy of its response to this request to me by e-mail at CorporateSecretary@pge.com when it is available. The Proponent has used the following e-mail address to communicate with PG&E Corporation regarding the Proposal: tstrobhar@garinvest.com.

If you have any questions regarding this request or desire additional information, please contact me at (415) 973-3306.

Very Truly Yours,



Frances S. Chang

Attachments: Exhibit A

cc: Linda Y.H. Cheng, PG&E Corporation
Thomas Strobhar (via e-mail at tstrobhar@garinvest.com)

EXHIBIT A

From:	Strobhar Tom
To:	Corporate Secretary
Cc:	shareholderproposals@sec.gov
Subject:	PG&E shareholder resoluution
Date:	Monday, December 12, 2016 12:47:59 PM
Attachments:	Scan0517.pdf

This is an EXTERNAL EMAIL. Stop and think before clicking links or opening attachments.
****

Dear Ms. Cheng:

Attached is the resolution I intend to present at the next annual meeting. Please confirm receipt of this email sent at approximately 3.45 EST.

Tom Strobhar
937-306-1402
3183 Beaver Vu Drive STE A
Beavercreek, Ohio 45434
Securities & investment advice offered through G.A. Repple & Company a registered Broker/Dealer & Investment Adviser, Member FINRA & SIPC, 101 Normandy Road, Casselberry, FL 32707 (407)339-9090

Thomas Strobhar Financial

3183 Beaver Vu Drive, Ste. A
Beavercreek, Ohio 45434

December 11, 2012

Linda Y. H. Cheng
V.P. and Corporate Secretary
PG&E Corporation/Pacific Gas and Electric Company
P. O. Box 770000
San Francisco, California 94177

Via email to CorporateSecretary@pge.com

Dear Ms. Cheng:

I am the owner of 65 shares of PG&E. I have owned them continuously for more than one year and intend to hold them through the time of next year's annual meeting. At that time, I intend to introduce the following resolution:

Whereas, charitable contributions are made possible largely by the utility bills our customers pay to keep their homes and businesses safe and comfortable. Our service alone is a great benefit to millions of people.

Whereas, many of our customers are of moderate or low income levels and struggle greatly to pay their bills.

Whereas, PG&E distributes over twenty million dollars a year to a long list of charities, most of which would not be recognizable to many of our customers. In the past, we have given funds to LGBT groups to fund film festivals some might characterize as gay porn. We have also contributed tens of thousands of dollars to the Center for American Progress. According to SourceWatch, the Center, "is a liberal think tank created and led by John Podesta, the head of Barack Obama's Presidential Transition Team and a former Chief of Staff for President Bill Clinton."

Whereas, other controversial charities we might give to include Planned Parenthood, which does over 300,000 abortions a year, or the Human Rights Campaign, which often characterizes people who oppose same-sex marriage as haters and bigots. This might include millions of our customers.

www.strobharfinancial.com
Phone: (937) 306-1402 (888) 438-0800 Fax: (937) 912-0134
tstrobhar@garepple investments.com

Whereas, less controversial contributions have gone to the International Bird Rescue Research Center and the Marin Boating Council. However, this later group might appear to some as not particularly needy.

Whereas, we have never asked our customers if they would like a lower utility bill or have a portion of their remittance given to charities chosen by PG&E.

Resolved, to discontinue the charitable giving program unless a majority of our customers positively affirm it through a public vote.

Sincerely,



Thomas Strobhar

Cc via email to: shareholderproposals@sec.gov

Chang, Frances (Law)

From: Corporate Secretary
Sent: Monday, December 12, 2016 2:22 PM
To: 'Strobhar Tom'
Subject: RE: PG&E shareholder resoluution

Mr. Strobhar,

We acknowledge receipt of your shareholder proposal. A formal response from Linda Y.H. Cheng, Vice President, Corporate Governance and Corporate Secretary, will be sent within the next couple of days.

Regards,

Janice L. Stetler
Manager - Operations
Office of the Corporate Secretary
PG&E Corporation/Pacific Gas and Electric Company
(415) 973-8200

From: Strobhar Tom [mailto:tstrobhar@garinvest.com]
Sent: Monday, December 12, 2016 12:44 PM
To: Corporate Secretary
Cc: shareholderproposals@sec.gov
Subject: PG&E shareholder resoluution

This is an EXTERNAL EMAIL. Stop and think before clicking links or opening attachments.
****

Dear Ms. Cheng:

Attached is the resolution I intend to present at the next annual meeting. Please confirm receipt of this email sent at approximately 3.45 EST.

Tom Strobhar
937-306-1402
3183 Beaver Vu Drive STE A
Beavercreek, Ohio 45434
Securities & investment advice offered through G.A. Repple & Company a registered Broker/Dealer & Investment Adviser, Member FINRA & SIPC, 101 Normandy Road, Casselberry, FL 32707 (407)339-9090

From: Corporate Secretary
Sent: Wednesday, December 14, 2016 7:26 PM
To: Strobhar Tom (tstrobhar@garinvest.com)
Subject: Shareholder Proposal
Attachments: Strobhar Thomas response - 121416.pdf

Mr. Stobhar,

Please see the attached letter from Linda Y.H. Cheng in response to the shareholder proposal you submitted to PG&E Corporation.

Thank you,

Office of the Corporate Secretary
PG&E Corporation
415.973.8200

 PG&E Corporation

Linda Y.H. Cheng
Vice President,
Corporate Governance
and Corporate Secretary

77 Beale Street, 24th Floor
Mail Code B24W
San Francisco, CA 94105

415.973.8200

December 14, 2016

VIA E-MAIL (tstrobhar@garinvest.com) and UPS

Mr. Thomas Strobhar
3183 Beaver Vu Drive, Ste. A
Beavercreek, OH 45434

Dear Mr. Strobhar:

This will acknowledge receipt on December 12, 2016 of a shareholder proposal and supporting statement (the "Proposal") dated December 11, 2012, submitted by you for consideration at PG&E Corporation's 2017 annual meeting.

The Securities and Exchange Commission's (SEC) regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC, Division of Corporate Finance, 100 F Street, NE, Washington, D.C. 20549.

SEC Rule 14a-8, Question 2 specifies that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted. If the shareholder is not a registered holder, the shareholder must prove eligibility to submit a proposal by either (1) submitting to the company a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the shareholder continuously held the required securities for at least one year, or (2) submitting to the company (a) appropriate filings on Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, including amendments and updated forms, reflecting the shareholder's ownership of shares as of, or before, the date on which the one-year eligibility period begins, and (b) the shareholder's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

SEC staff guidance indicates that, with respect to item (1) above, the "record" holder providing proof of ownership must be a "participant" in the Depository Trust Company (or DTC), or an affiliate of a DTC participant. If the DTC participant or affiliate does not know the shareholder's specific holdings, then it will be acceptable to provide ownership letters from both the DTC participant (or affiliate) and the shareholder's bank, broker, or other securities intermediary. The letter from the shareholder's broker or bank or other securities intermediary should confirm the shareholder's ownership, and the other letter from the DTC participant (or affiliate) should confirm the broker, bank, or other security intermediary's ownership.

I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy the SEC eligibility requirements, and provide the shareholder with the opportunity to adequately correct the problem. According to Rule 14a-8, paragraph (1) under Question 6, the shareholder's reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

If within the 14-day limit the Corporation does not receive the required confirmation of ownership, the Corporation intends to omit the Proposal from the Corporation's 2017 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the procedural and eligibility requirements noted above, this letter does not address whether the Proposal could be omitted from the Corporation's proxy statement on other grounds. If within the 14-day timeframe you adequately correct the eligibility defect described above, the Corporation reserves the right to omit the Proposal if a valid basis for such action exists.

Sincerely,



Vice President, Corporate Governance
and Corporate Secretary

LYHC:jls

From:	Clint Stiger
To:	Corporate Secretary
Cc:	Philip Beytell
Subject:	Statement from G.A. Repple & Company for Thomas Strobhar
Date:	Thursday, December 22, 2016 2:14:02 PM
Attachments:	image001.png 2016-12-22 Letter to LYHC (PG&E Corp) re Thomas Strobhar.pdf

This is an EXTERNAL EMAIL. Stop and think before clicking links or opening attachments.
****

Ms. Cheng,

I was asked to convey the attached letter to you related to Thomas Strobhar.

Best Regards,


G.A. REPPLE

Clinton Stiger
Compliance Associate
101 Normandy Road
Casselberry, FL 32707
T. 407.339.9090
F. 407.339.9091
www.GARepple.com
A Registered Broker/Dealer & Investment Advisor
Member FINRA & SIPC



G.A. REPPLE

INVEST WHERE IT MATTERS

December 22, 2016

Linda Y.H. Cheng
Vice President,
Corporate Governance
And Corporate Secretary
77 Beale Street, 24th Floor
Mail Code B24W
San Francisco, CA 94105

Dear Ms. Cheng,

This will confirm that Thomas Strobhar held PG & E Corporation securities (Symbol: PCG) with a market value of at least $2,000 for at least one year by December 11, 2012. During that time, the securities were held in a brokerage account with National Financial Services, LLC and Thomas Strobhar was a client of G.A. Repple & Company. G.A. Repple & Company is a fully, disclosed introducing broker-dealer. National Financial Services, LLC is the clearing broker-dealer.

If further information or confirmation is required, please let us know.

Best Regards,

G.A. Repple & Company

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101 Normandy Road, Casselberry, FL 32707
T. 407.339.9090 **F.** 407.339.9091
www.GARepple.com

Securities & Investment Advice Offered by Registered Representatives of G.A. Repple & Company
A Registered Broker/Dealer & Investment Advisor, Member FINRA & SIPC